Filed by: CIM Real Estate Finance Trust, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Cole Credit Property Trust V, Inc. SEC File No. 000-55437

CIM

Your vote is needed now for the Cole Credit Property Trust V, Inc. Special Meeting of Stockholders scheduled for December 17, 2020.

Control Number

CRITICAL – PLEASE VOTE NOW!

Our records indicate that we have not received your vote. We need your help to reach the required number of votes to hold the meeting and pass each proposal. Voting only takes a minute.

Please Vote Now Using One of the Options Below:

- **Online:** Visit **www.proxypush.com/CCPTV** and refer to the Control Number listed above.

-OR-

- **Phone:** Call **(844) 280-5349** (toll free) Monday through Friday between 9:00 a.m. and 6:00 p.m. EDT or Saturday between 10:00 a.m. and 6:00 p.m. EDT to speak with a live representative of Mediant Communications, the firm assisting CIM Income NAV, Inc. with gathering votes. Please have your Control Number listed above in hand.

To view the proxy materials online, visit www.proxydocs.com/CCPTV

Thank you for your participation!
Cole Credit Property Trust V, Inc.

Cautionary Statement Regarding Forward-Looking Information

This communication includes certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. Statements can generally be identified as forward-looking because they include words such as “believes,” “anticipates,” “expects,” “would,” “could,” or words of similar meaning. Statements that describe future plans and objectives are also forward-looking statements. These statements are based on the current expectations of management for CCIT III, CCPT V and CMFT and on currently available industry, financial and economic data. Actual results may vary materially from those expressed or implied by the forward-looking statements, which are subject to a number of risks and uncertainties, many of which are out of the control of such companies, including, but not limited to, those associated with the risk that the mergers will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstance that could give rise to the termination of the CCIT III Merger Agreement or CCPT V Merger Agreement, as applicable; the failure to satisfy the conditions to the consummation of the proposed mergers, including the approval of the stockholders of CCIT III or CCPT V as applicable; the ability of CMFT to achieve the expected cost synergies or to engage in any liquidity event or public offering; the disruption of management’s attention from ongoing business operations due to the proposed merger; the availability of suitable investment or disposition opportunities; the impact of the COVID-19 pandemic on the operations and financial condition of each of CMFT, CCIT III and CCPT V and the real estate industries in which they operate, including with respect to occupancy rates, rent deferrals and the financial condition of their respective tenants; general financial and economic conditions, which may be affected by government responses to the COVID-19 pandemic; legislative and regulatory changes; and other factors, including those set forth in the section entitled “Risk Factors” in CMFT’s, CCIT III’s and CCPT V’s most recent Annual Reports on Form 10-K, as amended, and Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission (“SEC”), and in the proxy statement filed with the SEC by CCIT III and the prospectus filed with the SEC by CMFT in respect of the proposed merger between CCIT III and CMFT and in the proxy statement filed with the SEC by CCPT V and the prospectus filed with the SEC by CMFT in respect of the proposed merger between CCPT V and CMFT, as well as other reports filed by CCIT III, CCPT V and CMFT with the SEC, copies of which are available on the SEC’s website, www.sec.gov. Forward-looking statements are not guarantees of performance or results and speak only as of the date such statements are made. Except as required by law, none of CCIT III, CCPT V or CMFT undertakes any obligation to update or revise any forward-looking statement in this communication, whether to reflect new information, future events, changes in assumptions or circumstances or otherwise.

Additional Information and Where to Find It

In connection with the proposed mergers, CMFT has filed two registration statements on Form S-4 with the SEC. One registration statement includes a proxy statement of CCIT III and also constitutes a prospectus for CMFT. The other registration statement includes a proxy statement of CCPT V and constitutes a prospectus of CMFT. Each registration statement was declared effective by the SEC on November 10, 2020 and CCIT III and CCPT V each commenced mailing the applicable definitive proxy statement to their respective shareholders on or about November 13, 2020. This communication is not a substitute for such registration statement, such proxy statement/prospectus or any other documents that have been or will be made available to the stockholders of CCIT III or CCPT V. STOCKHOLDERS OF CCIT III AND CCPT V ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE RELEVANT PROXY STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Stockholders of CCIT III and CCPT V are able to obtain such documents free of charge at the SEC’s website, www.sec.gov, or through CIM Group LLC’s website at https://www.cimgroup.com/investment-strategies/individual/for-shareholders, as they become available.

Participants in Solicitation

Each of CCIT III, CCPT V and CMFT, and their respective directors and executive officers, as well as certain affiliates of CIM Group, LLC serving as their external advisors, may be deemed to be participants in the solicitation of proxies from CCIT III’s and CCPT V’s stockholders in respect of the proposed merger between such company and CMFT. Information regarding the directors, executive officers and external advisors of each of CCIT III, CCPT V and CMFT is contained in the applicable proxy statement/prospectus forming a part of the applicable registration statement on Form S-4 filed with the SEC by CMFT, relating to the applicable proposed merger. Investors may obtain additional information regarding the interest of such participants by reading the proxy statements/prospectuses forming a part of the registration statements on Form S-4 filed with the SEC by CMFT.

No Offer or Solicitation
This communication does not constitute an offer to sell or the solicitation of an offer to buy or sell any securities or a solicitation of a proxy or of any vote or approval. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933. This communication may be deemed to be solicitation material in respect of the proposed merger.